MINTZ LEVIN                                                      Chrysler Center
                                                                666 Third Avenue
KENNETH R. KOCH | 212 692 6768 |  kkoch@mintz.com            New York, NY  10017
                                                                    212-935-3000
                                                                212-983-3115 fax
                                                                   www.mintz.com

                                              July 28, 2006

VIA EDGAR AND FEDEX
-------------------

Sara D. Kalin, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

RE: NAVIOS MARITIME HOLDINGS INC.
    AMENDMENT NO. 6 TO REGISTRATION STATEMENT ON FORM F-1
    FILED ON JULY   , 2006
    FILE NO. 333-129382

Dear Ms. Kalin:

          On behalf of Navios Maritime Holdings Inc. (the "Company"), we respond as follows to the Staff's comments dated July 20, 2006 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 6 to the Registration Statement, the enclosed copy of which has been marked with the changes from that filing.
Please note that for the Staff's convenience, we have recited each of the
Staff's comments and provided our response to each comment immediately thereafter.

FORM F-1

Prospectus Summary, page 1
--------------------------

1.       It is unclear whether you reached a new agreement with the warrant holders to reduce the exercise price from $5.00 to $4.10 per share or if the price was adjusted pursuant to the terms of an existing agreement, such as the Warrant Agreement between International
         Shipping Enterprises and Continental Stock & Transfer Company. Please
         clarify and ensure that the disclosure in your next amendment discusses the material terms of any such agreement.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE
         SEE PAGES 2 and 25.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
July 28, 2006

2.       In addition, we note the final sentence of the first paragraph of this section. As a followup to the comment above, please describe how the share issuance was structured to "comply with securities laws."

         WE HAVE CLARIFIED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST.
         PLEASE SEE PAGES 2 AND 25. AS PREVIOUSLY DISCUSSED WITH THE COMMISSION,
         THE OFFERING WAS DESIGNED TO FIT BOTH WITHIN THE SQUADRON NO-ACTION
         LETTER TO AVOID INTEGRATION CONCERNS AND TO BE MADE TO A LIMITED
         NUMBER OF WARRANT HOLDERS AND TO COVER A RELATIVELY SMALL PERCENTAGE
         OF THE OUTSTANDING WARRANTS SO AS TO AVOID ANY CONCERN THAT THE
         OFFERING WOULD CONSTITUTE A TENDER OFFER.

3.       We note your 6-K filed on June 14, 2006. Please revise to disclose in this section your intent to build a South American logistics business.
         As we note that you will acquire and build assets, if material, please disclose your estimated expenditures related to this project.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE
         SEE PAGES 2 AND 25. A PORTION OF THE PROCEEDS FROM THE EXERCISE OF
         WARRANTS WILL BE UTILIZED TO PARTIALLY FINANCE A SOUTH AMERICAN
         LOGISTICS BUSINESS THAT NAVIOS INTENDS TO BUILD, BY ACQUIRING AND
         BUILDING ASSETS COMPLEMENTARY TO ITS EXISTING PORT TERMINAL AND STORAGE
         FACILITIES IN NUEVA PALMIRA IN URUGUAY. AS THIS PROJECT IS IN AN EARLY
         STAGE IN TERMS OF PLANNING AND INFORMATION GATHERING, NAVIOS CAN
         NEITHER ALLOCATE ANY PARTICULAR PORTION OF THE PROCEEDS TO THIS
         EXPANSION NOR CAN IT GIVE AN ESTIMATION OF THE COST OF THE PROJECT.

Note 14. Subsequent Events, page F-17
-------------------------------------

4.       Please explain in Note 14 why the exercise price of the warrants was reduced from $5.00 to $4.10 in connection with the exercise transaction. Also, explain in Note 14 the accounting treatment that was used for the reduction in the exercise price of the warrants. If no accounting recognition was given to the reduction in the exercise price, please explain why.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE
         SEE PAGE F-17. THE EXERCISE PRICE OF THE WARRANTS WAS REDUCED FROM
         $5.00 TO $4.10 PER SHARE IN ORDER TO INDUCE CERTAIN WARRANT HOLDERS TO
         EARLY EXERCISE THEIR WARRANTS SO THAT NAVIOS CAN USE A PORTION OF THE
         PROCEEDS TO FINANCE ITS EXPANSION PLAN IN SOUTH AMERICA. THERE WAS NO
         ACCOUNTING CONSEQUENCE FOR THE MODIFICATION OF THE WARRANTS OFFERED TO
         CERTAIN QUALIFIED INSTITUTIONAL BUYERS AND INSTITUTIONAL ACCREDITED
         INVESTORS ("QIBAIS"), SINCE THE FAIR VALUE OF THE MODIFIED/REPRICED
         WARRANTS WAS LESS THAN THE FAIR VALUE OF THE ORIGINAL WARRANTS
         IMMEDIATELY BEFORE THE MODIFICATION. THUS THERE WAS NO FAIR VALUE
         TRANSFERRED TO THIS SUB-GROUP OF EQUITY HOLDERS THAT WOULD BE AKIN TO A
         PREFERENTIAL DIVIDEND THAT WOULD REDUCE INCOME AVAILABLE TO COMMON
         SHAREHOLDERS FOR PURPOSES OF EARNINGS PER SHARE CALCULATIONS. THE
         QUOTED MARKET VALUE OF THE ORIGINAL WARRANTS IMMEDIATELY BEFORE THE
         EXCHANGE WAS $0.40/WARRANT ACCORDING TO NASDAQ PUBLISHED MARKET RATES.

         THE FAIR VALUE OF THE MODIFIED WARRANTS WAS ESTIMATED BY THE COMPANY AT
         $0.33/WARRANT WHICH WAS EQUIVALENT TO THE INTRINSIC VALUE OF THE
         MODIFIED WARRANT AT ISSUANCE ($4.43 QUOTED MARKET PRICE/SHARE LESS
         $4.10 EXERCISE PRICE). THE INTRINSIC VALUE OF THE WARRANTS WAS
         EQUIVALENT TO FAIR VALUE SINCE THE MODIFIED WARRANTS WERE REQUIRED TO
         BE EXERCISED IMMEDIATELY UPON ISSUANCE. THE COMPANY BELIEVES THAT THE
         QIBAIS WERE WILLING TO EXCHANGE THEIR ORIGINAL WARRANTS FOR THE
         MODIFIED WARRANTS BECAUSE THE QIBAIS BELIEVED THE EXCHANGE WAS
         BENEFICIAL TO THEM DESPITE THE FACT THAT THE QUOTED FAIR VALUE OF THE
         ORIGINAL WARRANT WAS GREATER THAN THE INTRINSIC VALUE OF THE MODIFIED
         WARRANT. THE COMPANY BELIEVES THIS IS BECAUSE THE QIBAIS WERE FOCUSED
         ON THE LONGER-TERM GROWTH PROSPECTS OF THE COMPANY INSTEAD OF THE
         SHORT-TERM VOLATILITY OF THE QUOTED PRICES OF THE WARRANTS.

         LIKEWISE, SINCE THE FAIR VALUE OF THE ORIGINAL WARRANTS OWNED BY MS.
         FRANGOU IMMEDIATELY BEFORE THE MODIFICATION EXCEEDED THE FAIR VALUE OF
         THE MODIFIED WARRANTS RECEIVED BY HER THERE WAS NO COMPENSATION EXPENSE
         ASSOCIATED WITH THE MODIFICATION IN HER CAPACITY AS CHIEF EXECUTIVE
         OFFICER. THIS IS CONSISTENT WITH PARAGRAPH 51 OF SFAS 123(R).

-MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
July 28, 2006

                                CLOSING COMMENTS

          We acknowledge the Staff's comments and the Company will provide the requested acknowledgements at such time as the Company requests acceleration of the Registration Statement.

                                                      Sincerely,

                                                      /s/ Kenneth R. Koch

                                                      Kenneth R. Koch

cc:      Angeliki Frangou, Chief Executive Officer
         Navios Maritime Holdings Inc.
         Daniel Wilson
         Securities and Exchange Commission
         Heather Tress
         Securities and Exchange Commission